ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Principal Preservation Portfolios, Inc.:


We have examined management's assertion about Principal Preservation Portfolios, Inc.'s (the "Funds"), which includes the Tax-Exempt Portfolio, Wisconsin Tax-Exempt Portfolio, Government Portfolio, S&P 100 Plus Portfolio, Dividend Achievers Portfolio, Select Value Portfolio, PSE Tech 100 Index Portfolio, and Cash Reserve Portfolio, compliance with the requirements of subsection (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 16, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 16, 1998 and for the period December 31, 1997, (the date of, last examination) through March 16, 1998, and with respect to agreement of security purchases and sales, for the period from December 31, 1997 through March 16, 1998.

  . Count and inspection of all securities located in the vault of B.C. Ziegler and Company ("Ziegler") in West Bend, Wisconsin;

  . Confirmation of all securities held by the Depository Trust Company and other subcustodians in book entry form;

  .  Confirmation of mutual funds owned by the Funds with transfer agents;

  .  Confirmation of futures contracts with brokers;

  .  Confirmation of unsettled trades with brokers;

  . Reconciliation of all such securities to the books and records of the Funds and Ziegler;

     We noted an offsetting difference of a $500,000 Puerto Rico Finance Authority Bond in the Wisconsin Tax-Exempt Portfolio and the Tax-Exempt Portfolio between the records of the Funds and those of Ziegler. Ziegler's records were incorrect due to the bond being incorrectly allocated between the Funds. Ziegler's records were corrected on March 25, 1998.

     We noted a difference of $7,017,129 on a First Boston repurchase agreement in the Cash Reserve Portfolio between the records of the Funds and Ziegler. The difference existed because Ziegler's records had not yet been updated for a transaction. Ziegler's records were updated on March 17, 1998.

  . Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Ziegler's records; and

  . Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Principal Preservation Portfolios, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 16, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Principal Preservation Portfolios, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

                              /S/ Arthur Andersen LLP

                              ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
April 9, 1998.


(PRINCIPAL PRESERVATION LOGO)

1-800-826-4600
Fax 1-414-334-0388

215 N. Main Street
West Bend, WI 53095-3348


                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH

            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            ________________________________________________________

     We, as members of management of Principal Preservation Portfolios, Inc. (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of March 16, 1998.

     Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 16, 1998 with respect to securities and similar investments reflected in the investment account of the Company.

By:

/s/ Robert J. Tuszynski

Robert J. Tuszynski
President & Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2[17 CFR 270.17f-2]

1. Investment Company Act File Number:
  Security Act of 1940

Date examination completed:
  March 16, 1998

2. State identification Number:

3. Exact name of investment company as specified in registration statement:
  Principal Preservation Portfolios, Inc.

4. Name under which business is conducted, if different from above:
     Tax-Exempt Portfolio
     Government Portfolio
     S&P 100 Plus Portfolio
     Dividend Achievers Portfolio
     Wisconsin Tax-Exempt Portfolio
     Select Value Portfolio
     PSE Tech 100 Index Portfolio
     Cash Reserve Portfolio - Retail
     Cash Reserve Institutional Portfolio

5. Address of principal place of business (number, street, city, state, zip code):
  215 North Main Street
  West Bend, WI 53095



             PRINCIPAL
            PRESERV.
STATE   SELECT VALUE                PSE TECH                GOVERNMENT             S&P 100 PLUS
-----  -------------               ---------               -----------            -------------
AL       NM149402384             NM149702613                    702430                   700017
AK           9700480                 9603199                  97-01796                 97-01794
AZ         S-0040834               S-0049814                 S-AA17674                S-AB17674
AR       94-M0337-01             94-M0337-09               94-M0337-03              94-M0337-06

CA          504-5920                504-5920                  504-5920                 504-5920
CO      IC-91-01-695            IC-91-01-695              IC-91-01-695             IC-91-01-695
CT           SI31086                 SI39192                   SI22436                  SI22434

DE         PRIN PRES               PRIN PRES                 PRIN PRES                PRIN PRES
DC                 E                       E                         E                        E

FL 05/30/97 - PER LETTER FROM THE STATE OF FLORIDA - NO LONGER REQUIRE A FILING NOTICE AND FEE

GA          56852633                56852633                  56852633                 56852633

HI                 E                       E                         E                        E

ID             44982                   46884                     24148                    42600
IL           9737809                 9737809                   9737809                  9737809
IN         85-03871C               85-03871C                 85-03871C                85-03871C
IA           I-32319                 I-36165                   I-28149                  I-28148

KS        92S0000024              96S0001314                92S0001592               92S0001594
KY            M21636                  M21636                    M21636                   M21636

LA             51221                   51221                     51221                    51221

ME          97-10235                97-10236                  97-10237                 97-10238
MD          SM941145                SM960671                  SM911450                SM 911452
MA           96-1893                 96-4078                   96-1894                  96-1895
MI            270370                  274025                    276315                   222127
MN            R26046                  R26046                    R26046                   R26046
MS      MF-94-07-043            MF-96-05-067              MF-89-11-018             MF-89-11-019
MO            183106                  183106                    183106                   183106
MT             31740                   34915                     29020                    29022

NE             16624                  014352                     87630                    87631
NV          E94-4190               EXEMPTION                  9-0721-0                 9-0722-0
NH                 *                       *                         *                        *
NJ                 E                       -                         E                        E
NM            971094                  963875                    971096                   971097
NY                 -               S27-49-34                  23-59-37                        -
NC              1349                    1349                      1349                     1349
ND              L091                    P587                      7547                     7546

OH             96617                   10106                     96617                    96617
OK          I-371097                I-295597                  I-388397                 I-388397
OR            27488M                  27488M                    27488M                   27488M

PA       87-10-125MF             87-10-125MF               87-10-125MF              87-10-125MF

RI         BLUE CHIP               BLUE CHIP                 BLUE CHIP                BLUE CHIP

SC            MF8506                  MF9945                    MF4077                   MF4974
SD              4971                    7622                     12128                    12129

TN         RM97-2083               RM97-2083                 RM97-2083                RM97-2083
TX     C45678-000-03           C50211-000-01             C25488-004-12            C31939-000-11

UT         B00015015               B00015015                 B00015015                B00015015
VT        7/11/94-10              5/09/96-01                4/10/91-05               4/10/91-06
VA              1145                    1145                      1145                     1145

WA           C-38998                 C-53409                   C-23145                  C-23131
WV           I-19187                 I-21000                    I-9853                   I-9853
WI         290022-03               316119-03                 211439-04                211434-03
WY         18699-EXP               18699-EXP                 18699-EXP                18699-EXP

PR               N/A                       -                       N/A                      N/A



                                          DIVIDEND             CASH RESERVE             CASH RESERVE
STATE          TAX EXEMPT                ACHIEVERS           RETAIL-CLASS X           INSTIT-CLASS Y  WISCONSIN T/E
------        -----------              -----------           --------------           --------------  -------------
AL                 702431                   702433              NM149300915                        -              -
AK               97-01704                 97-01795                  9702531                        -              -
AZ              S-AC17674                S-0017674                S-0032997                        -              -
AR            94-M0337-07              94-M0337-08              94-M0337-05                        -              -

CA               504-5920                 504-5920                 504-5920                 504-5920              -
CO           IC-91-01-695             IC-91-01-695             IC-91-01-695                        -              -
CT                SI23323                  SI23670                  SI24401                        -              -

DE              PRIN PRES                PRIN PRES                PRIN PRES                        -              -
DC                      E                        E                        E                        -              -

FL                   05/30/97 - PER LETTER FROM THE STATE OF FLORIDA - NO LONGER REQUIRE A FILING NOTICE AND FEE

GA               56852633                 56852633                 56852633                 56852633              -

HI                      E                        E                        E                        -              -

ID                  22863                    27311                    43329                        -              -
IL                9737809                  9737809                  9737809                  9737809              -
IN              85-03871C                85-03871C                85-03871C                        -              -
IA                I-28147                  I-28151                  I-29265                        -              -

KS             92S0001595               92S0001591               93S0001246                        -              -
KY                 M21636                   M21636                   M29150                        -              -

LA                  51221                    51221                    49689                        -              -

ME               97-10239                 97-10240                  97-8598                        -              -
MD              SM 911453                 SM911449                 SM930363                        -              -
MA                96-1896                  96-1898                  96-1900                        -              -
MI                 275734                   221824                   275282                   275283              -
MN                 R26046                   R26046                   R36519                        -              -
MS           MF-95-06-028             MF-89-11-017             MF-93-03-050                        -              -
MO                 183106                   183106                   183106                        -              -
MT                  29023                    29019                    29018                        -              -

NE                 013881                   009597                   012032                        -              -
NV               9-0719-0                 9-0723-0                EXEMPTION                        -              -
NH                      *                        *                        *                        -              -
NJ                      E                        E                        E                        -              -
NM                 971098                   971099                   961559                        -              -
NY              S24-48-67                S23-59-47                 26-34-18                 26-34-18              -
NC                   1349                     1349                     1349                        -              -
ND                   5159                     9874                     I535                        -              -

OH                  96617                    96617                    10473                        -              -
OK               I-388397                 I-388397                 I-205997                        -              -
OR                 27488M                   27488M                  93-0321                        -              -

PA            87-10-125MF              87-10-125MF              87-10-125MF                        -              -

RI              BLUE CHIP                BLUE CHIP                BLUE CHIP                        -              -

SC                 MF4973                   MF4385                   MF7418                        -              -
SD                  12130                    12131                     3353                        -              -

TN              RM97-2083                RM97-2083                RM97-2083                        -              -
TX          C25190-006-12             31467-000-10            C42272-001-04                        -              -

UT              B00015015                B00015015                A60295-43                        -              -

VT             9/03/85-06               4/10/91-07               3/10/93-05                        -              -
VA                   1145                     1145                     1145                        -              -

WA                C-19666                  C-25976                  C-35979                        -              -
WV                 I-9853                   I-9853                   I-9853                        -              -
WI                 108474                222341-03                274199-03                274199-03      287551-03
WY              18699-EXP                18699-EXP                18699-EXP                        -              -

PR                    N/A                      N/A                      N/A                        -              -


E= Exempt from securities registration
*= State identifies Company by name
M= State identifies As "MOTHER" FUND FROM ORIGINAL REGIS.
